UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

2 June 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Resaca Exploitation, Inc.

File No. 333-162652 -- CF# 24534

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Resaca Exploitation, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on October 23, 2009, as amended.

Based on representations by Resaca Exploitation, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.64	through December 22, 2019
Exhibit 10.65	through December 22, 2019
Exhibit 10.66	through December 22, 2019
Exhibit 10.67	through December 22, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel